Exhibit 5.03

PROPOSED AMENDMENTS TO LAKELAND’S
RESTATED  CERTIFICATE OF INCORPORATION

[Deletions indicated by strike-out; additions indicated by underline]

ELEVENTH:From time to time any of the provisions of this certificate of incorporation may be amended, altered or repealed, and other provisions authorized by the laws of the State of Delaware at the time in force may be added or inserted in the manner and at the time prescribed by said laws; provided, however, that the provisions set forth in Articles FIFTH, SIXTH, EIGHTH, NINTH, TENTH, and ELEVENTH and TWELFTH may not be repealed or amended in any respect unless such repeal or amendment is approved by the affirmative vote of the holders of not less than two-thirds of the total voting power of all outstanding shares of voting stock of this Corporation.  All rights at any time conferred upon the stockholders of the Corporation by this certificate of incorporation are granted subject to the provisions of this Article ELEVENTH.

TWELFTH:The affirmative vote of the holders of not less than two-thirds of the outstanding stock of the Corporation entitled to vote shall be required for approval if (1) this Corporation merges or consolidates with any other corporation if, on the record date for the determination of stockholders entitled to vote on such transaction, such other corporation and its affiliates singly or in the aggregate are directly or indirectly the beneficial owners of more than five (5%) percent of the total voting power of all outstanding shares of the voting stock of this Corporation (such other corporation being herein referred to as a “Related Corporation”), or if (2) this Corporation sells or exchanges all or a substantial part of its assets to or with such Related Corporation, or if (3) this Corporation issues or delivers any stock or other securities issued by it in exchange or payment for any properties or assets of such Related Corporation or securities issued by such Related Corporation, or in a merger of any affiliate of this Corporation with or into such Related Corporation or any of its affiliates; provided, however, that the foregoing shall not apply to any such merger, consolidation, sale or exchange, or issuance or delivery of stock or other securities which was (i) approved by resolution of the Board of Directors adopted by the affirmative vote of not less than two-thirds of the directors as calculated prior to the acquisition of the beneficial ownership of more than five (5%) percent of the total voting power of all outstanding shares of the voting stock of the Corporation by such Related Corporation and its affiliates, nor shall it apply to any such transaction solely between this Corporation and another corporation fifty (50%) percent or more of the voting stock of which is owned by this Corporation.  For the purposes hereof, an “affiliate” is any person (including a corporation, partnership, trust, estate or individual) who directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the person specified.  “Control” means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract, or otherwise; and in computing the percentage of outstanding voting stock beneficially owned by any person the shares outstanding and the shares owned shall be determined as of the record date fixed to determine the stockholders entitled to vote or express consent with respect to such proposal.  The stockholder vote, if any, required for mergers, consolidations, sales or exchanges of assets or issuance of stock or other securities not expressly provided for in this Article, shall be such as may be required by applicable law.  A “substantial part” of the corporation’s assets shall mean assets comprising more than ten (10%) percent of the book value or fair market value of the total assets of the Corporation and its subsidiaries taken as a whole.